Release Time    IMMEDIATE
Date            23 October 2000

BHP AND MITSUBISHI  DECLARE
OFFER FOR QCT UNCONDITIONAL

The Broken Hill Proprietary Company Limited ("BHP") and Mitsubishi Development Pty. Ltd. ("Mitsubishi") today announced that they have received acceptances for over 50% of the shares in QCT Resources Limited ("QCT"), and have declared their offer unconditional. The offer is made by their jointly owned bidding vehicle MetCoal Holdings (Qld) Pty Ltd ("MetCoal").

"We are extremely pleased with the response we have had to our revised offer for QCT,' said BHP Managing Director and CEO Paul Anderson and Mitsubishi Managing Director Kenjiro Itadani.

"We welcome the announcement made by the Board of QCT that they unanimously recommend shareholders accept the offer, and that they will be accepting with respect to their own shares.

"QCT shareholders should note that the QCT Directors stated in their recommendation that 'if MetCoal achieves acceptances for greater than 50.1%, the resultant reduction in market liquidity and ASX index weighting may place downward pressure on the share price following closure of the offer'. On this basis, we encourage QCT shareholders to accept the offer as soon as possible," they said.

On 16 October, 2000, MetCoal announced it would increase the offer price for all the shares in QCT to $1.30. All shareholders of QCT who accept the offer will receive $1.20 cash from MetCoal. In addition, all shareholders of QCT who acquired their shares of QCT prior to when the shares commenced trading ex-dividend on 18 October, 2000 will receive the fully franked 10c special dividend announced by QCT on Friday 13 October, 2000 from QCT. Shareholders who acquired their QCT shares after the shares commenced trading ex-dividend will only receive the $1.20 from MetCoal and not the dividend. The offer is final and cannot be increased.

As set out in that announcement, the payment terms have now been shortened to five business days for all accepting shareholders.

The offer is scheduled to close at 7.00 pm (Melbourne time) on 3 November, 2000.


For further information please contact:

BHP
Mandy Frostick
Manager Media Relations
Phone:  61 3 9609 4157 Mobile: 61 419 546 245

Robert Porter
Vice President Investor Relations
Phone: 61 3 9609 3540 Mobile:  61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Phone:  (713) 961-8640

Mitsubishi
Robert Campese
Manager General Affairs
Phone:  61 2 9951 4838